                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. _____)



                              GLOBAL CROSSING LTD.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   000G3921A1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)




--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

                      [ ]   RULE 13d-1(b)
                      [ ]   RULE 13d-1(c)
                      [X]   RULE 13d-1(d)



* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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CUSIP NO.:   000G3921A1                13G               Page 2 of 9 Pages

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
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          MRCo, Inc.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

          Not applicable.                                            (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland

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                      5          SOLE VOTING POWER

                                 Not Applicable.
--------------------------------------------------------------------------------
        NUMBER OF     6          SHARED
         SHARES                  VOTING
      BENEFICIALLY               POWER
        OWNED BY
          EACH                   16,939,097(1) See Item (4).
        REPORTING    -----------------------------------------------------------
         PERSON       7          SOLE
          WITH                   DISPOSITIVE
                                 POWER

                                 16,939,097(1)
                     -----------------------------------------------------------
                      8          SHARED
                                 DISPOSITIVE
                                 POWER

                                 Not Applicable.
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,939,097(1)

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not applicable.

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.2%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

(1) INCLUDES 348,967 SHARES ISSUABLE UPON EXERCISE OF WARRANTS TO PURCHASE SHARES OF THE ISSUER'S COMMON
STOCK AT A PRICE OF US$19.00 PER SHARE

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO.:   000G3921A1                13G               Page 3 of 9 Pages

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
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              ULLICO Inc.

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

              Not applicable.                                        (b) [ ]

--------------------------------------------------------------------------------
3             SEC USE ONLY


--------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Maryland

--------------------------------------------------------------------------------

        NUMBER OF        5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                Disclaimed (see 9 below).
        OWNED BY         -------------------------------------------------------
          EACH           6          SHARED
        REPORTING                   VOTING
         PERSON                     POWER
          WITH
                                    Not applicable.
                         -------------------------------------------------------
                         7          SOLE
                                    DISPOSITIVE
                                    POWER

                                    Disclaimed (see 9 below).
                         -------------------------------------------------------
                         8          SHARED
                                    DISPOSITIVE
                                    POWER

                                    Not applicable.
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Beneficial ownership of all shares is disclaimed by ULLICO Inc.

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not applicable.

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Not applicable (see 9 above).
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO.:   000G3921A1                13G               Page 4 of 9 Pages

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
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Michael R. Steed

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

          Not applicable.                                            (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

--------------------------------------------------------------------------------

        NUMBER OF        5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                37,500(1)(2)
        OWNED BY         -------------------------------------------------------
          EACH           6          SHARED
        REPORTING                   VOTING
         PERSON                     POWER
          WITH
                                    16,939,097(3)
                         -------------------------------------------------------
                         7          SOLE
                                    DISPOSITIVE
                                    POWER

                                    37,500(1)(2)
                         -------------------------------------------------------
                         8          SHARED
                                    DISPOSITIVE
                                    POWER

                                    -0-
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,500(1)(2)

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not applicable.

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          less than 0.1%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

(1) Consists of shares which are, or within sixty days of February 12, 1999 will be, issuable upon exercise of options to purchase shares of the Issuer's Common Stock at a price of US$1.57 per share. (2) Does not include 16,939,097 shares beneficially owned by MRCo, Inc., of which Mr. Steed is President, as to which Mr. Steed disclaims beneficial ownership. (3) Includes 348,967 shares issuable upon exercise of warrants to purchase shares of the Issuer's Common Stock at a price of US$19.00 per share.


                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO.:   000G3921A1                13G               Page 5 of 9 Pages

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
ITEM 1(a)         NAME OF ISSUER:

                  Global Crossing Ltd.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Wessex House
                  45 Reid Street
                  Hamilton HM12, Bermuda

ITEM 2(a)         NAME OF PERSON FILING:

                  MRCo, Inc. ("MRCo")
                  ULLICO Inc. ("Ullico")
                  Michael R. Steed

                  MRCo is a wholly-owned subsidiary of Ullico. Mr. Steed is President of MRCo, Senior Vice President, Investments of Ullico and a director of the Issuer.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  MRCo:            111 Massachusetts Avenue, N.W., Washington D.C., 20001
                  Ullico:          111 Massachusetts Avenue, N.W., Washington D.C., 20001
                  Mr. Steed:       111 Massachusetts Avenue, N.W., Washington D.C., 20001

ITEM 2(c)         CITIZENSHIP:

                  MRCo:            Maryland
                  Ullico:          Maryland
                  Mr. Steed:       U.S.A.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share.

ITEM 2(e)         CUSIP NUMBER:

                  000G3921A1

ITEM 3            IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                  13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

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CUSIP NO.:   000G3921A1                13G               Page 6 of 9 Pages

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ITEM 4            OWNERSHIP:

                  (a)-(c) The responses of MRCo, Ullico and Mr. Steed to Items 5, 6, 7, 8, 9 and 11 of each of their respective Cover Pages, including without limitation the footnotes thereto, which relate to the beneficial ownership of the Common Stock of the Issuer are incorporated herein by reference.

                  Ullico hereby disclaims beneficial ownership of the Common Stock of the Issuer owned by MRCo. Each of MRCo and Ullico hereby disclaims beneficial ownership of the 37,500 shares of Common Stock of the Issuer as to which Mr. Steed has sole voting and dispositive power. Mr. Steed, as president of MRCo, shares voting power over the 16,939,097 shares of Common Stock of the Issuer beneficially owned by MRCo.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Not applicable.

ITEM 7            IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
                  SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10           CERTIFICATION

                  Not applicable.

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CUSIP NO.:   000G3921A1                13G               Page 7 of 9 Pages

------------------------                                 -----------------------



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Date: February 12, 1999


                                   ULLICO INC.



                                   By: /s/ MICHAEL R. STEED
                                       -----------------------------
                                       Name:  Michael R. Steed
                                       Title: Senior Vice President, Investments


                                   MRCO, INC.



                                   By: /s/ MICHAEL R. STEED
                                       --------------------------
                                       Name: Michael R. Steed
                                       Title:   President


                                   /s/ MICHAEL R. STEED
                                   ------------------------------
                                   Michael R. Steed

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CUSIP NO.:   000G3921A1                13G               Page 8 of 9 Pages

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                                  EXHIBIT LIST


    EXHIBIT NO.                     TITLE                               PAGE NO.
    -----------                     -----                               --------
         A           Joint Filing Agreement                                9
                     dated February 12, 1999
                     among MRCo, Ullico and Mr.
                     Steed